BDO

Tel: 604 534 8691
Fax: 604 534 8900
Toll-free: 800 850 2477
langley@bdo.ca
www.bdo.ca

BDO Canada LLP
220 - 19916 64 Avenue
Langley BC V2Y 1A2 Canada

April 11, 2012

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

Dear Sirs/Madames:

Re: Biomass Secure Power Inc.

We have read the attached Change of Auditor Notice dated April 11, 2012 prepared by the Company pursuant to Section 4.11 of the National Instrument 51-102 and agree with the information contained therein.

We understand that the Change of Auditor Notice, along with this letter and a similar letter from Morgan & Company, will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next Annual General Meeting of shareholders.

Yours truly,

BDO Canada LLP

Chartered Accountants

Biomass Secure Power Inc.
40218 Wellsline Road Abbotsford BC V3G 2K7
Telephone: 604 807 4957

NOTICE OF CHANGE OF AUDITOR

National Instrument 51-102

In accordance with national Instrument 51-102, NOTICE IS HEREBY GIVEN that BDO, Charted Accountants, of Langley, B.C. resigned as Auditor of the Company, effective April 9, 2012 (the Notification date) at the Company's request. In this notice, unless otherwise defined, capitalized words and phrases have the meaning assigned to them by National Instrument 51-102.

There were no reservations in the former auditor's reports for the audits of the Company's two most recently completed fiscal years, and there have not been any auditors' reports or comments on interim financial statements for any period subject to the most recently completed period for which the audit report was issued and preceding Notification date.

The recommendation to appoint Morgan & Company, Chartered Accountants, as the new auditors of the Company have been considered and approved by the Company's audit Committee.

There were, in the opinion of the Company, no "reportable events" as that phase is defined in National Instrument 52-203, during the period specified by Part 4.11(7)(e) of National Instrument 51-102.

The reporting package, comprising this Notice and letters of the former and new auditors will be reviewed by the Company's Audit Committee and Board of Directors prior to submission of same to the Regulatory Authorities.

Dated at Abbotsford, B.C. this 11th day of April, 2012.

BIOMASS SECURE POWER INC.

Per: ______________________

Jim Carroll, President / CEO